                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                         (Amendment No. __________)/1/


                          MERKERT AMERICAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, par value $.01
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  590080 10 7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               December 18, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
              [_] Rule 13d-1(b)

              [_] Rule 13d-1(c)

              [X] Rule 13d-1(d)


                       (Continued on the following pages)

                              (Page 1 of 4 Pages)


________________________________

          /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP No. 590080 10 7                                    Page 2 of 4 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      James L. Monroe
      S.S.N. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Commonwealth of Massachusetts


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,352,777 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,352,777 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
      1,352,777 shares of Common Stock (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

================================================================================

(1) Includes 1,352,777 shares of Common Stock (including 279,750 shares of Restricted Common Stock, which shares are convertible into shares of Common Stock in certain circumstances) held by Monroe & Company II, LLC, a Delaware limited liability company, of which Monroe & Company, LLC, a Delaware limited liability company, is the sole manager. Mr. Monroe is the sole manager of Monroe & Company, LLC. Excludes 20,000 shares which may be acquired upon the exercise of options not exercisable within 60 days.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


Item 1(a).     Name of Issuer:
               --------------

               Merkert American Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               490 Turnpike Street
               Canton, Massachusetts 02021


Item 2(a).     Names of Person Filing:
               ----------------------

               James L. Monroe

Item 2(b).     Business Mailing Address for the Person Filing:
               ----------------------------------------------

               James L. Monroe
               8 Cedar Street, Suite 54A
               Woburn, MA  01801

Item 2(c).     Citizenship:
               -----------

               Massachusetts, U.S.A.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common stock, par value $.01

Item 2(e).     CUSIP Number:
               ------------

               590080 10 7

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               --------------------------------------------------------------
               2(b) or (c), check whether the person filing is a:
               --------------------------------------------------

               Not Applicable

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.        Ownership:
               ---------

               Reference is made to the cover sheet of the reporting person.

Item 5.        Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not Applicable

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not Applicable

Item 8.        Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not Applicable

Item 9.        Notice of Dissolution of Group:
               ------------------------------

               Not Applicable

Item 10.       Certification:
               -------------

               Not Applicable



                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999


                                    /s/ James L. Monroe
                                    ------------------------------------
                                    James L. Monroe


                                  Page 4 of 4